SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

		  Invesco Pennsylvania Value Municipal Income Trust
				     (VPV)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46132K109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul E. Rasmussen
                                3300 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4130
-------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               March 28, 2024
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46132K109
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1    NAME OF REPORTING PERSON

     Sit Investment Associates, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
	00
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			  2,360,040 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	              -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			  2,360,040 Shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,360,040 Shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                 [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.90%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IA
-------------------------------------------------------------------------------

CUSIP No. 46132K109
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Sit Fixed Income Advisors II, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
	00
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			  2,360,040 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	              -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			  2,360,040 Shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,360,040 Shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)  [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.90%

14   TYPE OF REPORTING PERSON (See Instructions)

     IA

ITEM 1   Security and Issuer

         Common Stock

         Invesco Pennsylvania Value Municipal Income Trust (VPV)
	 Attn: Legal Department
	 1331 Spring Street N.W., Suite 2500
	 Atlanta, GA 30309

ITEM 2   Identity and Background

a) and c)

This statement is filed by:
Sit Investment Associates, Inc., a Minnesota corporation (SIA), and Sit Fixed Income Advisors II, LLC, a Delaware limited liability company (SFI). Both SIA and SFI are parties to a Joint Filing Agreement as further described in Exhibit B to the initial Schedule 13D filed by SIA and SFI on March 18, 2015.

SIA is a registered investment adviser.
SFI is a registered investment adviser and subsidiary of SIA.

SIA or SFI serves as investment adviser on behalf of its clients pursuant to investment management agreements with each of its clients which give SIA or SFI full discretionary authority to direct the investments of its client in accordance with the investment objectives and restrictions of the client. The investment management agreements also provide that SIA or SFI has assumed the responsibility to vote on behalf of its clients all shares held by its clients in accounts managed by SIA or SFI.

Mr. Roger J. Sit is chairman and CEO of SIA and SFI.
Mr. Ronald D. Sit is a vice president of SIA and director.

By virtue of these positions, each of SIA, SFI, Mr. Roger Sit, and Mr. Ronald Sit may be deemed to beneficially own the Shares held by SIA and SFI. None of the named individuals own shares directly. Together SIA, SFI, Mr. Roger Sit, and Mr. Ronald Sit are the "Sit Entities".

b) The business address of each of the Sit Entities is 3300 IDS Center, 80 South Eighth Street, Minneapolis, MN 55402.

c) During the last five years, neither Roger J. Sit nor Ronald D. Sit have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


e) During the last five years, none of the Sit Entities have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) Roger J. Sit and Ronald D. Sit are United States citizens.

ITEM 3   Source and Amount of Funds or Other Consideration

The Sit Entities acquired the Issuer's Shares in open market transactions with client funds held in custody accounts managed by SIA and SFI.

ITEM 4   Purpose of Transaction

The Sit Entities have acquired the Issuer's Shares for investment purposes, and such purchases have been made in the ordinary course of business. The Issuer's Shares have been acquired on behalf of SIA's and SFI's clients.

In pursuing such investment purposes, the Sit Entities purchased the Shares based on the Sit Entities' belief that the Shares represented an attractive investment opportunity, and the Sit Entities may further purchase, hold, vote, trade, sell or otherwise deal in the Shares at the time, and in such manner, as they deem advisable to benefit from, among many things, changes in market prices of such Shares, the market prices of such Shares relative to the value of the Issuer's assets, changes in the Issuer's investment strategy, and composition of the Issuer's portfolio.

The Sit Entities intend to review their investment in the Issuer's Shares on a continuing basis and may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including engaging in discussions with management, the Board of Directors and shareholders concerning, among other things, the Issuer's performance, the market prices of the Issuer's Shares relative to the value of the Issuer's assets, the distribution rate, the Issuer's capitalization, the Issuer's investment strategy and the Issuer's portfolio holdings. The Sit Entities may make binding and non-binding shareholder proposals, or may nominate one or more individuals as nominees for election to the Board.

ITEM 5   Interest in Securities of the Issuer

a) and b)
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 23,829,544 Shares outstanding as of March 28, 2024, which is the total number of Shares outstanding as reported in the Issuer's Semi-Annual Certified Shareholder Report. As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 2,360,040 Shares held in client accounts which represent 9.90% of the Issuer's outstanding Shares. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly.

d) Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.

e) The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.


f) Not applicable

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Not applicable.

ITEM 7   Materials to be Filed as Exhibits

Exhibit A:  Schedule of Transactions in Shares by Sit Entities in the last
60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
March 28, 2024

By:   Sit Investment Associates, Inc.
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

By:   Sit Fixed Income Advisors II, LLC
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

                                   EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

------------------ ------------------ 		------------------ ------------------
						Shares of Common
Date of  	    Transaction	   		Stock Purchased	   	Price
Transaction	    Type			/(Sold)		  	Per Share ($)
------------------ ------------------ 		------------------ ------------------
1/29/2024		BUY				200.00			10.09
1/29/2024		BUY				1500.00			10.09
1/29/2024		BUY				1782.00			10.09
1/29/2024		BUY				1500.00			10.09
1/29/2024		BUY				1100.00			10.09
1/31/2024		BUY				700.00			10.12
1/31/2024		BUY				6200.00			10.12
1/31/2024		BUY				7200.00			10.12
1/31/2024		BUY				6200.00			10.12
1/31/2024		BUY				4700.00			10.12
2/1/2024		BUY				20011.00		10.18
2/2/2024		BUY				200.00			10.11
2/2/2024		BUY				2000.00			10.11
2/2/2024		BUY				2351.00			10.11
2/2/2024		BUY				2000.00			10.11
2/2/2024		BUY				1500.00			10.11
2/5/2024		BUY				800.00			10.11
2/5/2024		BUY				6500.00			10.11
2/5/2024		BUY				7477.00			10.11
2/5/2024		BUY				6500.00			10.11
2/5/2024		BUY				4900.00			10.11
2/6/2024		BUY				1300.00			10.12
2/7/2024		BUY				8924.00			10.19
2/8/2024		BUY				200.00			10.17
2/8/2024		BUY				1400.00			10.17
2/8/2024		BUY				1497.00			10.17
2/8/2024		BUY				1400.00			10.17
2/8/2024		BUY				1000.00			10.17
2/9/2024		BUY				200.00			10.18
2/9/2024		BUY				1300.00			10.18
2/9/2024		BUY				1502.00			10.18
2/9/2024		BUY				1300.00			10.18
2/9/2024		BUY				1000.00			10.18
2/12/2024		BUY				2218.00			10.19
2/13/2024		BUY				700.00			10.13
2/13/2024		BUY				5900.00			10.13
2/13/2024		BUY				6900.00			10.13
2/13/2024		BUY				6100.00			10.13
2/13/2024		BUY				4548.00			10.13
2/14/2024		BUY				300.00			10.12
2/14/2024		BUY				1435.00			10.12
2/14/2024		BUY				1000.00			10.12
2/16/2024		BUY				2900.00			10.12
2/16/2024		BUY				2254.00			10.12
2/20/2024		BUY				200.00			10.11
2/20/2024		BUY				2000.00			10.11
2/20/2024		BUY				2400.00			10.11
2/20/2024		BUY				2161.00			10.11
2/20/2024		BUY				1500.00			10.11
2/22/2024		BUY				6800.00			10.14
2/22/2024		BUY				5371.00			10.14
2/23/2024		BUY				8787.00			10.14
2/26/2024		BUY				500.00			10.14
2/26/2024		BUY				300.00			10.14
2/26/2024		BUY				8400.00			10.14
2/26/2024		BUY				6700.00			10.14
2/26/2024		BUY				300.00			10.14
2/26/2024		BUY				2000.00			10.14
2/26/2024		BUY				1300.00			10.14
2/26/2024		BUY				400.00			10.14
2/26/2024		BUY				1600.00			10.14
2/26/2024		BUY				200.00			10.14
2/26/2024		BUY				200.00			10.14
2/26/2024		BUY				3100.00			10.14
3/4/2024		BUY				800.00			10.10
3/4/2024		BUY				500.00			10.10
3/4/2024		BUY				12900.00		10.10
3/4/2024		BUY				10400.00		10.10
3/4/2024		BUY				400.00			10.10
3/4/2024		BUY				3100.00			10.10
3/4/2024		BUY				300.00			10.10
3/4/2024		BUY				2000.00			10.10
3/4/2024		BUY				600.00			10.10
3/4/2024		BUY				2400.00			10.10
3/4/2024		BUY				400.00			10.10
3/4/2024		BUY				400.00			10.10
3/4/2024		BUY				3889.00			10.10
3/5/2024		BUY				500.00			10.14
3/5/2024		BUY				3800.00			10.14
3/5/2024		BUY				4393.00			10.14
3/5/2024		BUY				3900.00			10.14
3/5/2024		BUY				2900.00			10.14
3/6/2024		BUY				700.00			10.14
3/6/2024		BUY				6200.00			10.14
3/6/2024		BUY				7100.00			10.14
3/6/2024		BUY				6300.00			10.14
3/6/2024		BUY				4700.00			10.14
3/7/2024		BUY				2300.00			10.15
3/7/2024		BUY				1400.00			10.15
3/7/2024		BUY				1200.00			10.15
3/7/2024		BUY				8900.00			10.15
3/7/2024		BUY				800.00			10.15
3/7/2024		BUY				5700.00			10.15
3/7/2024		BUY				1800.00			10.15
3/7/2024		BUY				7016.00			10.15
3/7/2024		BUY				1000.00			10.15
3/7/2024		BUY				1100.00			10.15
3/8/2024		BUY				2560.00			10.19
3/8/2024		BUY				2100.00			10.19
3/12/2024		BUY				1500.00			10.23
3/12/2024		BUY				3497.00			10.23
3/12/2024		BUY				1100.00			10.23
3/13/2024		BUY				2400.00			10.22
3/13/2024		BUY				1826.00			10.22
3/14/2024		BUY				2393.00			10.12
3/19/2024		BUY				4658.00			10.21
3/19/2024		BUY				3800.00			10.21
3/20/2024		BUY				7900.00			10.19
3/20/2024		BUY				6399.00			10.19
3/20/2024		BUY				2900.00			10.19
3/20/2024		BUY				500.00			10.19
3/21/2024		BUY				8000.00			10.22
3/21/2024		BUY				6450.00			10.22
3/22/2024		BUY				200.00			10.21
3/22/2024		BUY				1900.00			10.21
3/22/2024		BUY				2189.00			10.21
3/22/2024		BUY				2000.00			10.21
3/22/2024		BUY				1500.00			10.21
3/25/2024		BUY				3500.00			10.19
3/25/2024		BUY				3012.00			10.19
3/26/2024		BUY				300.00			10.23
3/26/2024		BUY				200.00			10.23
3/26/2024		BUY				100.00			10.23
3/26/2024		BUY				1080.00			10.23
3/26/2024		BUY				100.00			10.23
3/26/2024		BUY				700.00			10.23
3/26/2024		BUY				200.00			10.23
3/26/2024		BUY				800.00			10.23
3/26/2024		BUY				100.00			10.23
3/26/2024		BUY				100.00			10.23
3/26/2024		BUY				1775.00			10.23
3/26/2024		BUY				300.00			10.23
3/27/2024		BUY				5400.00			10.24
3/28/2024		BUY				2,549.00		10.25